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           May 23, 2022

       Scott Dunbar
       Acting Chief Executive Officer
       SECOND SIGHT MEDICAL PRODUCTS INC
       13170 Telfair Ave
       Sylmar, California 91342

                                                        Re: SECOND SIGHT
MEDICAL PRODUCTS INC
                                                            Registration
Statement on Form S-4
                                                            Filed May 13, 2022
                                                            File No. 333-264959

       Dear Mr. Dunbar:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




           Sincerely,


           Division of Corporation Finance

           Office of Life Sciences
       cc:                                              William N. Haddad, Esq.